Rec'd 5/2/07

AB 5/16



07006427

SECU[illegible] SION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASKAR CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO APPLETREE SQUARE - SUITE 350

(No. and Street)

BLOOMINGTON	MN	55425
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OMMUND D. SKAAR 952-854-9463

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

MAY 17 2007

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOYER & COMPANY

(Name – *if individual, state last, first, middle name*)

14500 BURNHAVEN DRIVE	BURNSVILLE	MN	55306
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 02 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/16

OATH OR AFFIRMATION

I, HUBERT BOYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASKAR CORP., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


ANDREA RENEE QUICK
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2009

Notary Public

Signature

CERTIFIED PUBLIC ACCOUNTANT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASKAR CORP.

CONTENTS

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

	Page
FINANCIAL STATEMENTS	
Balance Sheets	1
Statements of Income	2
Statements of Stockholders' Equity	3
Statements of Cash Flows	4
NOTES TO FINANCIAL STATEMENTS	5-6
INDEPENDENT ACCOUNTANT'S REPORT ON SUPPLEMENTARY INFORMATION	7
SUPPLEMENTARY FINANCIAL INFORMATION	
Computation of Net Capital Pursuant to Rule 15c3-1	8
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	9
Information Relating to Possession or Control Requirements	10
Reconciliation of the Computation of Net Capital and the Computation for Determination of the Reserve Requirements	11
Reconciliation of FOCUS Report (IIA) as of December 31, 2006 to Audited Financial Statements as of December 31, 2006	12
INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5	13-14

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the balance sheets of Askar Corp. as of December 31, 2006 and 2005, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Askar Corp. at December 31, 2006 and 2005, and the results of its operations, changes in stockholders' equity and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Boyer & Company

January 26, 2007

ASKAR CORP.

BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash	$ 83,012	$ 99,883
Savings Certificates and Marketable Securities	215,562	216,981
Commissions Receivable from Investment Funds	309,147	238,364
Account Receivable - Askar Holding Company	24,912	-
Prepaid Expenses	59,265	6,664
Total Current Assets	691,898	561,892
TOTAL ASSETS	$ 691,898	$ 561,892

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Accounts Payable	$ -	$ -
Commissions Payable	359,312	348,429
Income Taxes Payable	-	-
Total Current Liabilities	359,312	348,429
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value, Authorized, Issued and Outstanding, 626 Shares	6,260	6,260
Paid in Capital	90	90
Retained Earnings	309,270	180,208
Accumulated Other Comprehensive Income (Loss)	16,966	26,905
Total Stockholders' Equity	332,586	213,463
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 691,898	$ 561,892

See notes to financial statements.

ASKAR CORP.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Commission Income	$ 6,262,277	$ 5,891,072
Other	247,530	188,039
Total Income	6,509,807	6,079,111
EXPENSES		
Commissions to Sales Representatives	4,455,591	4,255,618
Management Fee	1,579,923	1,559,619
Advertising	3,580	3,000
Clearing Fees and Minimums	123,750	59,456
Licensing and Registration	53,600	41,473
Office Supplies and Expenses	78,531	63,932
Insurance	65,173	62,151
Membership Dues and Subscriptions	9,433	9,219
Miscellaneous Expenses	11,164	4,196
Total Expenses	6,380,745	6,058,664
NET INCOME	$ 129,062	$ 20,447

See notes to financial statements.

ASKAR CORP.

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock			
	2006		2005	
	Number	Amount	Number	Amount
Balance - Beginning of Year	626	$ 6,260	626	$ 6,260
Balance - End of Year	626	$ 6,260	626	$ 6,260

	Paid in Capital	
	2006	2005
Balance - Beginning of Year	$ 90	$ 90
Balance - End of Year	$ 90	$ 90

	Retained Earnings	
	2006	2005
Balance - Beginning of Year	$180,208	$159,761
Net Income (Loss)	129,062	20,447
Balance - End of Year	$309,270	$180,208

	Accumulated Other Comprehensive Income (Loss)	
	2006	2005
Balance - Beginning of Year	$ 26,905	$ 6,581
Unrealized Gain (Loss) on Securities	(9,939)	20,324
Balance - End of Year	$ 16,966	$ 26,905

See notes to financial statements.

ASKAR CORP.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 129,062	$ 20,447
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	-	-
Unrealized Gain (Loss) on Investments	(9,939)	20,323
(Increase) Decrease in:		
Commissions Receivable	(70,783)	83,487
Savings Certificates and Marketable Securities	1,419	(31,373)
Prepaid Expenses	(52,601)	(2,009)
Other Receivables	(24,912)	-
Increase (Decrease) In:		
Accounts Payable	-	(4,220)
Commissions Payable	10,883	(114,781)
Income Taxes Payable	-	(1,500)
Net Cash Provided (Used) by Operating Activities	(16,871)	(29,626)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash Provided (Used) by Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Provided (Used) by Financing Activities	-	-
NET CHANGE IN CASH	(16,871)	(29,626)
CASH, Beginning of Year	99,883	129,509
CASH, End of Year	$ 83,012	$ 99,883

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Askar Corp. (Askar) is registered as a broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2006, the Company is a registered broker-dealer in 50 states. Askar Corp's home office is in Bloomington, Minnesota.

The majority of Askar's commission revenue is earned from mutual fund and variable annuity investments executed on behalf of its customers. Askar also earns commissions on various life insurance products, annuity contracts, universal and variable life insurance policies, and securities transactions.

Commissions Receivable - Commissions receivable primarily represent accruals for amounts due from various mutual fund sponsors and life insurance companies. It is the Company's policy to use the reserve method to write-off uncollectible accounts. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve at December 31, 2006 and 2005.

Marketable Securities - Marketable securities are carried at estimated market value.

Advertising - The Company expenses advertising costs as they are incurred.

Estimates - Management used estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number customers comprising the Company's customer base and their dispersion across different industries.

Revenue Recognition - Commission revenue and related expense for mutual funds, variable annuity contracts, and securities transactions are recorded on a trade-date basis.

NOTE 2 - FORMATION OF HOLDING COMPANY/MANAGEMENT FEE

In January 2000, all of the outstanding stock of Askar Corp. was transferred to Askar Holding Company and Askar Corp. became a wholly owned subsidiary of Askar Holding Company. Askar Corp. has entered into a services agreement with Askar Holding Company for providing financial, legal, compliance, operations and accounting expertise, public relations, data processing, office space, purchasing and sale of services. $1,579,923 and $1,559,619 of Management Fees was paid for such services for the years ended December 31, 2006 and 2005, respectively.

NOTE 3 - STATEMENTS OF CASH FLOWS

Supplemental Disclosures of Cash Flow Information:	2006	2005
Cash Paid During the Year for:		
Interest	$ -	$ -
Income Taxes	$ -	$ 1,500

NOTE 4 - INFORMATION ON FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company sells securities and investments through representatives in many parts of the United States. Normal terms for commissions receivable are 30 days and the balances are generally low risk in relation to collectibility. No collateral is carried on the accounts receivable. The value of accounts receivable on the balance sheets is at face value, and if the accounts were to become uncollectible, the loss incurred would be the face value of the accounts.

NOTE 5 - INCOME TAXES

The Company files consolidated income tax returns with Askar Holding Company. Effective January 1, 2005 Askar Holding Company elected S-Corporation filing status. Askar Holding Company also elected to treat Askar Corporation as a Qualified S-Corporation Subsidiary. This election causes all items of income and expense to flow through to the owners of the Company. If the S-Corporation election had not been made, income tax expense would have been approximately $40,000 and $6,300 for the years ending December 31, 2006 and 2005.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the balance sheets of Askar Corp. for the years ended December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and cash flows for the years then ended and have issued our report thereon dated January 26, 2007. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Boyer & Company

January 26, 2007

ASKAR CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006 AND 2005

	2006	2005
STOCKHOLDERS' EQUITY at End of Year	$ 332,586	$ 213,463
ADDITIONS:		
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-	-
Total Capital and Allowable Subordinated Liabilities	332,586	213,463
DEDUCTIONS:		
Unallowable Assets:		
Securities Not Readily Marketable	-	31,662
Prepaid Expenses	59,265	6,664
Nonliquid Receivables, Net of Commission Payable	45,757	4,353
Total	105,022	42,679
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	227,564	170,784
HAIRCUTS ON SECURITIES	24,516	21,128
NET CAPITAL at End of Year	203,048	149,656
Required Capital	23,954	23,230
Excess Capital	$ 179,094	$ 126,426

See notes to financial statements.

ASKAR CORP.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2006 AND 2005

The Company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii).

See accountant's report on supplemental information.

ASKAR CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2006 AND 2005

The Company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

See accountant's report on supplemental information.

ASKAR CORP.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2006 AND 2005

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a) (2) and does not hold client/customer funds or securities; thus, no reconciliation is necessary.

See accountant's report on supplemental information.

ASKAR CORP.

RECONCILIATION OF FCCUS REPORT (IIA) AS OF DECEMBER 31, 2006
TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006

	Balance Per Focus Report on December 31, 2006	Adjustments Debit	Adjustments Credit	Balance Per Audited Financial Statements At December 31, 2006
Total Assets	$ 691,898	$ -	$ -	$ 691,898
Less: Total Liabilities	359,312	-	-	359,312
Net Worth	332,586	-	-	332,586
Less: Non-Allowable Assets	112,662	-	(a) 7,640	105,022
Tentative Net Capital	219,924	-	(7,640)	227,564
Less: Securities Haircuts	24,516	-	-	24,516
Net Capital	$ 195,408	$ -	$ (7,640)	$ 203,048

(a) Nonliquid receivables were not reduced for commissions payable

See notes to financial statements.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the financial statements of Askar Corp. for the periods ended December 31, 2006 and 2005 and have issued our report thereon dated January 26, 2007. As part of our audits, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15C3-3(e); (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirement for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements, and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the years ended December 31, 2006 and 2005, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system and any that may have existed during the period, disclosed certain weaknesses that we believe to be material. Such weaknesses, with an indication of the corrective action taken or proposed, were as follows.

One person has the primary responsibility for most of the accounting and financial duties. As a result, many of those aspects of internal control which rely upon an adequate segregation of duties are, for all practical purposes, missing in your Company. We recognize that your Company probably is not large enough to make the employment of additional persons for the purpose of segregating duties practical from a financial standpoint, but we are required, under professional responsibilities, to call the situation to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the first paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

We commend the management and staff of the Company for their assistance and cooperation during the audits. An audit imposes additional work on all personnel and we appreciate the effort by the management and staff of Askar Corp.

As was mentioned previously, these comments are made solely in the interest of establishing sound internal control procedures and improving the operation of the Company. We would be pleased to discuss these comments with you in detail and aid in the implementation if you so desire. Thank you for giving us the opportunity to serve you and we look forward to a continuing relationship with your firm.

This report is intended solely for the information and use of the audit committee and management and is not intended to be and should not be used by anyone other than these specifies parties.

January 26, 2007

Boyer & Company

END